EXHIBIT 99.1

Eason Technology Limited  Reports Financial Results for the First Six Months of 2024

WUHAN, HUBEI, China—January 15, 2025—Eason Technology Limited  ("Eason" or the "Company") (OTC Pink: DXFFY), an enterprise engaged in real estate management and digital technology business  in Hubei Province, China, today announced its unaudited financial results for the first six months of 2024. The unaudited consolidated financial statements and other financial information included in this press release have been stated in Renminbi (“RMB”) unless otherwise indicated.

First Six Months 2024 Highlights

•	In first half year of 2024, the Company entered into certain share purchase agreement with Jianneng Holdings Limited (Purchaser) and Purchaser agreed to purchase Company’s VIE and subsidiaries which held microfinance licence. Upon the closing of transaction, Purchaser assumed all assets and liabilities of the disposed VIE and subsidiaries and the Company fully quitted the microfinance business. The Company recorded loss amounting to RMB499.5 million (US$69.2 million) from the transaction mainly due to written off the cost of investment of VIE and subsidiaries.
•	In 2023, the Company commenced two new business, real estate management and digital technology services. In first six month 2024, the Company achieved revenue of RMB4.7 million (US$0.6 million) from new business.
•	Net loss was RMB500.9 million (US$69.3 million) in the first six months of 2024, the loss was mainly due to the loss of disposal of VIE and subsidiaries engaged in microfinance business.
•	Loss per American Depositary Share ("ADS") was US$2.66 in the first six months of 2024 compared to earnings per ADS US$0.34 in the same period of the prior year.

First Six Months 2024 Financial Results

Interest Income on Loans, Interest Expense, Credit Impairment Losses

The Company disposed microfinance business in the first six month of 2024,  no interest income, interest expense and credit impairment loss was recorded accordingly.

Revenue

The Company achieved revenue of RMB4.7 million (US$0.7 million) from new business in the first six month of 2024.

Loss of disposal of VIE and subsidiaries

The Company recorded loss of RMB499.5 million (US$69.2 million) from the transaction of disposal of VIE and subsidiaries mainly due to written off the cost of investment of VIE and subsidiaries.

Operation Expenses

Operating expenses consisted solely of general and administrative expenses, which increased from RMB4.2 million (US$0.6 million) for the first six months of 2023 to RMB6.0 million (US$0.8 million) for the first six months of 2024.  The increase was primarily attributable to grant employee incentive shares amounting to US$0.2 million in current reporting period.

Net Profit/(Loss) and Earnings/(Losses) per ADS

As a result of the foregoing, net loss was RMB500.9 million (US$69.3 million) for the first six months of 2024, as compared to the profit of RMB30.5 million (US$4.4 million) in the same period of the prior year.

Losses per ADS for the first six months of 2024 was US$1.75, compared to Earnings per ADS US$0.34 in the same period of the prior year.

Statements of Financial Position

As of June 30, 2024, the Company had cash and restricted cash of RMB309,000 (US$43,000) compared to RMB2.5 million (US$0.4 million) as of December 31, 2023.

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Statements of Cash Flows

Net cash used by operating activities for the first six months of 2024 was RMB3.3 million compared to RMB164,000 net cash used by operating activities in the same period of the prior year and the Company has very limited liquidity available to fulfil its obligations for the first six months of 2024.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB7.2672 on June 30, 2024 as set forth in the H.10 weekly statistical release of The Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2024, or at any other date. The percentages stated are calculated based on RMB amounts.

About Eason Technology Limited

Historically, Eason is a licensed microfinance lender in Hubei Province, China.  The Company has been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and SMEs. In 2023, the Company commenced two new business streams, real estate management and digital technology services as future strategy  In first half year of 2024, the Company disposed its VIE and two subsidiaries, which were the entities granted microfinance license. The Company fully terminated the microfinance business and focused on real estate management and digital technology services business. For more information, please visit the Company's website at http://www.fdvsglobal.com.

For additional information, please contact Mr. Johnny Zhou: +86-13917303401.

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EASON TECHNOLOGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in Thousands of Chinese Renminbi Yuan, except per share and per ADS amounts)

	For the six months ended June 30
	2023 RMB	2024 RMB	2024 US$

Revenue	-	4,713	653
Cost of revenue	-	-	-
Gross profit	-	4,713	653

Interest income on loans	51,545	-	-
Interest expense:
Interest expenses on loans	(10,393)	-	-
Business related taxes and surcharges	(203)	-	-
Total interest expense	(10,596)	-	-

Net interest income	40,949	-	-
(Provision of) credit impairment losses	(6,311)	-	-
Net interest income after credit impairment losses	34,638	-	-

Loss on disposal of discontinued operations and subsidiaries	-	(499,539)	(69,165)

Operating costs and expenses
General and administrative	(4,175)	(6,028)	(834)
Total operating costs and expenses	(4,175)	(6,028)	(834)

Profit/(loss) from continued operations before income taxes	30,463	(1,315)	(181)
Income tax expense	-	-	-
Net profit/(loss) from continued operations	30,463	(1,315)	(181)

Net loss from discontinued operations before tax	-	(499,539)	(69,165)

Net loss from discontinued operations	-	(499,539)	(69,165)

Other comprehensive income/(loss) for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(397)	49,386	6,838
Total comprehensive income/(loss) for the period	30,066	(451,468)	(62,508)

Net profit attributable to:
Equity holders of the Company
Profit/Loss for the period from continuing operation		(1,315)	(181)
Profit/Loss for the period from discontinued operation	24,370	(499,539)	(69,165)
Profit/Loss for the period attributable to equity holders of the Company	24,370	(500,854)	(69,346)

Non-controlling interests		-	-
Profit/Loss for the period from continuing operation		-
Profit/Loss for the period from discontinued operation	6,093	-
Profit/Loss for the period attributable to equity holders of the Company	6,093	-

Net profit/(loss)	30,463	(500,854)	(69,346)

Earnings/(loss) per share - basic and diluted (in RMB)	0.03	(0.04)
Earnings/(loss) per ADS - basic and diluted (in US$)	0.34	(1.75)

Weighted average shares outstanding in the period (‘000)	1,134,021	11,645,334
Weighted average ADS outstanding in the period (‘000)	12,941	39,535

One ADS represents 480 ordinary shares.

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EASON TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
		Unaudited	Unaudited

Assets
Current assets
Cash and restricted cash	2,533	309	43
Loans receivable, net of credit impairment losses	193,682	-	-
Trade receivable	-	4,670	643
Prepaid expenses and others	6,129	6,967	958
Total current assets	202,344	11,946	1,644

Non-current assets
Property and equipment, net	36,325	153	21
Intangible asset	44,847	46,745	6,432
Total non-current assets	81,172	46,898	6,453

Total assets	283,516	58,844	8,097

Liabilities
Loans payable	161,439	-	-
Convertible notes payable	10,011	5,451	750
Salary and benefit payable	14,013	2,689	370
Income taxes payable	32,477	-	-
Interest payable	90,898	-	-
Other payable	25,833	21,385	2,943
Total current liabilities	334,671	29,525	4,063

Shareholders’ equity/(deficit)
Capital and reserve attributable to equity holders of the Company
Share capital	3,810	4,749	653
Additional paid-in capital	438,193	510,622	70,264
Statutory reserve	18,706	-	-
General risk reserve	9,180	-	-
Foreign currency translation reserve	(1,422)	47,608	6,551
Accumulated losses	(497,691)	(533,660)	(73,434)
Non-controlling interests in equity	(21,931)	-	-
Total shareholders’ equity/(deficit)	(51,155)	29,319	4,034

Total equity/(deficit) and liabilities	283,516	58,844	8,097

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EASON TECHNOLOGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Cash flows from operating activities:
Profit/(loss) before income taxes	30,463	(500,854)	(69,346)
Adjustments for:
Depreciation of property and equipment	1,474	18	2
Amortization of intangible asset	1	52	7
Loss on disposal of discontinued operations and subsidiaries		499,539	69,165
Provision of credit impairment losses	6,311	-	-
Operating profit/(loss) before working capital changes	38,249	(1,245)	(172)
Loans receivable	(51,545)	-	-
Trade receivable	-	(4,670)	(647)
Prepaid expenses and others	(266)	(2,299)	(318)
Salary and benefit payable	1,023	304	42
Interest payable	8,987	-	-
Other payable	3,388	4,570	633
Net cash used in operating activities from continued operations	(164)	(3,340)	(462)
Net cash provided by operating activities from discontinued operations	-	-	-
Net cash used in operating activities	(164)	(3,340)	(462)

Cash flows from investing activity:
Purchase for property, plant and equipment	-	1,068	148
Net cash used in investing activities from continued operations	-	1,068	148
Net cash used in investing activities from discontinued operations
Net cash used in operating activity	-	(1,068)	(148)

Net decrease in cash and restricted cash	(164)	(4,408)	(610)
Cash and restricted cash at beginning of the period	295	2,533	357
Exchange losses on cash and restricted cash	158	2,184	296
Cash and restricted cash at end of the period	289	309	43

* Less than 1,000.

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